Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On January 13, 2025, the following microsite was made available at aspecialtyvehiclesleader.com in connection with The Shyft Group, Inc.’s (“Shyft”) proposed merger with an indirectly, wholly owned subsidiary of Aebi Schmidt Holding AG (“Aebi Schmidt”), which includes the following content:

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MAN
schmidt

SHYFT GROUP + aebi schmidt group

# Creating a World-Class Specialty Vehicles Leader Positioned to Accelerate Growth and Drive Exceptional Value

Latest Press Release | Latest Presentation

## Overview

Shyft and Aebi Schmidt announced they have entered into a definitive agreement to combine in an all-stock merger to create a differentiated leader in the specialty vehicle space. The combined company will benefit from a scaled platform in the attractive North American market, complemented by a strong European presence, and an enhanced financial profile to support profitable growth and deliver additional value to shareholders. The merger combines Aebi Schmidt's specialty vehicle products and services with Shyft's manufacturing, assembly, and upfit for the commercial, retail, and service specialty vehicle markets to create a full-suite of offerings for both companies' customers.

Merger Announcement

## Highlights

**Scaled platform**
in attractive North American market, representing ~75% of combined company's revenue, complemented by strong European presence

**Expanded portfolio,**
shared innovation, and deep relationships strengthen solutions for combined customer base and drive competitive growth

**Strong financial profile**
and cash flow generation supports ability to outperform market to deliver profitable growth

**Additional long term value**
driven by growth strategy focused on organic investments, portfolio optimization, and M&A

**Achievable synergies**
with annual run-rate of $25M - $30M by year 2 from cost optimization, operational efficiencies, cross-selling, and geographic expansion

**Experienced management**
team with proven track record of operational excellence and M&A integration

## Shared Cultures and Values

- Customer-centric approach to deliver innovative solutions
- Experienced and high performing teams
- Commitment to best-in-class operational excellence

## Transaction Details

- All-stock merger, tax-free to Shyft shareholders
- Pro forma ownership: 48% Shyft / 52% Aebi Schmidt shareholders
- Mid-2025 anticipated close

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## Why is this a good combination?

This transaction will quickly deliver a step-function increase in value and address long term challenges. As a combined company, Shyft and Aebi Schmidt will be able to de-lever and achieve synergies quickly in support of Shyft's long-term strategy.

## How will customers benefit from this transaction?

The combination will enhance the ability to better serve customers and deliver increased value through an expanded production footprint, sales distribution capabilities, innovative solutions, and deliver end-to-end value. These combined capabilities will create a highly competitive company, better positioned to drive outsized growth.

## How is the transaction structured?

Under the terms of the agreement, each outstanding share of Shyft common stock will be exchanged for 1.04 shares of the combined company's common stock.

At closing, Shyft shareholders will own 48 percent of the combined company, and Aebi Schmidt shareholders will own 52 percent.

## What are the synergies between the two companies?

Shyft and Aebi Schmidt expect to generate annual run-rate synergies of $25M – $30M by year 2.

This includes $20 to $25 million of annual run-rate cost synergies driven by cost optimization and operational efficiency gains across a stronger distribution platform and approximately $5 million in additional adjusted EBITDA opportunity from near-term revenue synergies from cross-selling and geographic expansion.

## When will the deal close?

The transaction is expected to close by mid-2025, subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by Shyft shareholders.

## What will the leadership structure of the combined company be?

Barend Fruithof, CEO of Aebi Schmidt, will serve as CEO, and James Sharman, Chairman of Shyft, will serve as Chairman of the combined company. John Dunn, CEO and President of Shyft, will remain a key advisor to the executive team and will serve as the execution and integration lead.

Additional leadership will draw on the executive teams from both companies. The combined company will benefit from highly experienced leadership with a strong track record of creating and delivering significant value, particularly from M&A.

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the combined proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2024 annual meeting of stockholders, which was filed with the SEC on April 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/743238/000114036124017592/ny20010675x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/743238/000143774924005136/shyf20231231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 will contain a combined proxy statement/prospectus of

Shyft and Aebi Schmidt. Aebi Schmidt and Shyft will prepare and file the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, will be more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.